February 1, 2007

via EDGAR FILING

Securities and Exchange Commission

Division of Corporation Finance

Special Counsel

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attn: Daniel F. Duchovny

Re:	South Street Financial Corp. Schedule 13E-3 and Preliminary Proxy
Statement on Schedule 14A filed December 11, 2006
SEC File Nos.: 005-49027 and 000-21083

Revised Preliminary Proxy Statement on Schedule 14A
Filed January 19, 2007
SEC File No.: 000-21083

Dear Mr. Duchovny:

In response to your letter dated January 29, 2007 regarding the above-referenced filings, South Street Financial Corp. is submitting a second revised Preliminary Proxy Statement on Schedule 14A and revised Schedule 13E-3 for your review. All filings have been submitted so that the changes are highlighted in a blacklined format. In addition, this letter outlines our specific responses to your comments in your January 29, 2007 letter. All defined terms used in this letter shall have the same meaning as in the above-referenced disclosure documents.

Amended Schedule 13E-3

General

1.

In response to your further comment no. 1, we respond that Section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”) requires certain issuers to register a class of securities and report under the Exchange Act if the issuer has assets exceeding a certain threshold and a “class of equity security” held of record by a certain number of persons.

Securities and Exchange Commission

Division of Corporate Finance

Attn: David Duchovny

February 1, 2007

A registrant can terminate the registration of a class of securities under Rule 12g-4 of the Exchange Act upon certain requirements which may include having “such class of securities” be held of record by less than 300 persons. Section 12(g)(5) defines a “class” of securities as follows: “For the purposes of this subsection the term ‘class’ shall include all securities of an issuer which are of substantially similar character and the holders of which enjoy substantially similar rights and privileges.” “Section 12(g) distinguishes securities by their character and by the rights of investors.” Fulco, Inc. v. Am. Cable Sys. of Fla., 1989 WL 205356, at *5 (D. Mass. Oct. 4, 1989).

As highlighted in the Preliminary Proxy Statement, holders of the Company’s common stock and Series A Preferred Stock will not have the same key rights and privileges. At least four characteristics of the Series A Preferred Stock differ substantially from the common stock such that both classes are not of “substantially similar character.” Perhaps the most apparent is the fact that Series A Preferred stockholders will have the right to sell their stock to the Company during the 30 day option period at slight premium and with no broker fees. Common stockholders will not be afforded that opportunity. Equally apparent is the fact that holders of Series A Preferred Stock will not have any voting rights with respect to the Company other than in connection with certain major transactions (i.e. mergers, acquisitions, sale of substantially all of stock or assets, and business combinations). As a result, these Series A Preferred stockholders will not have the opportunity to vote (for example) to elect the Board of Directors of the Company. The Board will also have the authority to award Series A Preferred stockholders a dividend which is not paid or awarded to the common stockholders. If such a dividend were paid or awarded to preferred stockholders, the rights and privileges of the common stockholders would certainly not be the same as those holding Series A Preferred Stock. Similarly, if the Company were to liquidate and the stockholders collectively would be entitled to less than $4.50 per share (under a scenario where all stockholders would otherwise be treated equally), the Series A Preferred stockholders will receive a greater liquidation distribution than the common stockholders. Again, the Series A Preferred stockholder would be entitled to the “privilege” of receiving a greater distribution not received by the common stockholders. Thus, each ‘class” of securities which will be issued by the Company will have a substantially different character from the other, and the holders of the Company’s common stock will not enjoy similar rights and privileges as compared to holders of the Series A Preferred Stock.

Securities and Exchange Commission

Division of Corporate Finance

Attn: David Duchovny

February 1, 2007

Revised Preliminary Proxy Statement

General

2.	In response to your comment no. 2, we have revised the Notice of Special Meeting so that it more clearly states the Authorization and the Conversion as two separate matters to be considered at the Board meeting. Further, we have revised (i) the first sentence in the second paragraph under “General Information”, (ii) the questions “What am I Being Asked to Vote on at this Special Meeting?” and “What Vote is Required to Approve the Authorization and the Conversion?” under the section entitled “Questions and Answers”, and (iii) some of the discussion under the section entitled “Description of the Amendment and Recapitalization”. Certain amendments were also made in connection with the First Amended Preliminary Proxy Statement which discussed the Authorization and Conversion separately where appropriate.

Cover Page

3.	In response to this comment, we have bolded the language included in the fourth paragraph under the heading “General Information”.

4.	The requested language has been added to the revised Preliminary Proxy Statement at the end of the fifth paragraph under “General Information.”

Summary Term Sheet

5.	In response to your comment, we have removed all references to “going dark” transactions and, where appropriate, refer to the Recapitalization as a “going private” transaction.

Special Factors

Background of Transaction

6.	In response to your comment, please see the additional language in the second paragraph under “Special Factors - Background of the Transaction”.

Securities and Exchange Commission

Division of Corporate Finance

Attn: David Duchovny

February 1, 2007

7.	Please see the additional description of the matters discussed in Howe Barnes’ July 14, and October 27, 2004 presentations to the Board of Directors in “Background of Board’s Recommendation.” Please note that the presentation on October 27, 2005 was shorter than the previous presentations, and as a result, the summary is shorter.

Recommendation of the Board of Directors; Fairness of the Recapitalization

8.	In response to your comment, we have added an additional discussion under “Recommendation of the Board of Directors; Fairness of the Recapitalization” in the paragraph entitled “Opinion of the Financial Advisor” to address how the Board believes it can rely on Howe Barnes’ fairness opinion in determining that the Put Price is fair to unaffiliated security holders.

Opinion of Financial Advisor

9.	See the additional discussion in the paragraph of “Opinion of Financial Advisor” which outlines the fee paid to Howe Barnes. We advertently omitted that additional sentence in the January 19, 2007 draft of the Preliminary Proxy Statement filed with your office as a result of an editing error. Also, as previously noted, the fee is also disclosed in a list of expenses under “Purposes of the Recapitalization.”

10.	The only financial projections or forecasts provided to Howe Barnes are the earnings per share forecast for years 2006 through 2010 (as provided in the discussion set forth in “- Dividend Discount Analysis”), as well as the Company’s estimates regarding annual dividends per share also discussed in that same section.

11.	As a result of your comment no. 11, we realized that the sentence you quoted was inadvertently misstated. As a result, we have corrected that misstatement and clarified that Howe Barnes was able to rely on the more tailored selected peer group due to the fact that the companies included in this peer group shared certain material financial characteristics with South Street.

12.	Please see the additional disclosure preceding the table listing the other going private transactions which explains that the premium analysis measured the premiums based on the closing trading price for the applicable registrant on the day prior to the announcement of such transaction.

Securities and Exchange Commission

Division of Corporate Finance

Attn: David Duchovny

February 1, 2007

If you have any questions regarding these responses or revisions, we would appreciate the opportunity to discuss those issues with you. We look forward to hearing from you.

Sincerely yours,

/s/ John M. Cross, Jr.
John M. Cross, Jr.

JMC/blh
Enclosures

cc:	R. Ronald Swanner (via email)
Christopher F. Cranford (via email)
David L. Smith (via email)
William Wagner (via email)
J. Benjamin Davis, Esq. (via email)